SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 20, 2006

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated June 19, 2006 announcing the incorporation of Stoneyfield Europe.

PRESS RELEASE

Paris, June 19th 2006

Organic Fresh Dairy Products:

Groupe DANONE announces the incorporation of Stonyfield Europe

Stonyfield Europe acquires an interest in Ireland’s Glenisk

Groupe DANONE announces the creation of Stonyfield Europe, a subsidiary producing organic fresh dairy products, in which it holds an 80% equity interest. The remaining 20% is owned by Stonyfield Farm of the US. This new company will be headed by Gary Hirshberg, Chairman and CEO of Stonyfield Farm, and will operate as an independent entity within Groupe DANONE’s Fresh Dairy Products business line.

Stonyfield Europe has made its first business move with the acquisition of a 37% interest in Glenisk, number one in Ireland for organic fresh dairy products. Founded in 1987 by John Cleary, Glenisk reported sales growth of over 10% in 2005. The Cleary family, which will hold 63 % of equity, will continue to manage the business.

Franck Riboud, Chairman and CEO of Groupe DANONE, comments: “The European market for organic dairy products is growing but it remains a fairly discreet presence. With Stonyfield Europe, we hope to capitalize on the success and unique expertise of Stonyfield Farm to speed up its development.”

Gary Hirshberg, Chairman and CEO of both Stonyfield Farm in the US and Stonyfield Europe, comments “I am particularly proud that our first initiative in Europe has been an investment in Glenisk, a company that is a pacesetter for organic food in Europe. Our aim in this is to help Glenisk beef up capacity and find new sales openings. It is also a first step in the process of Stonyfield Europe’s own development.”

****

The uncontested leader for organic yogurt in the US and the biggest producer of organic fresh dairy products worldwide, Stonyfield Farm posted sales of approximately €200 million in 2005, with annual growth topping 20% over the past decade. It is one of the four leading yogurt brands in US. Groupe DANONE acquired a 40% interest in Stonyfield Farm in 2001 and raised this to 80% in 2004.

Reporting € 13 billion sales in 2005, Groupe DANONE is the world leader for Fresh Dairy Products and for bottled waters in terms of volumes, as well as number-two worldwide for biscuits and cereal snacks.

****

Contacts:

Carmelle Druchniak, Stonyfield Farm US, 1 603-437-4040, ext. 2203

Mairé Ginhoux, Groupe DANONE, 33 (0)1 44 35 39 19

For further information:

Corporate Communication : 33 1 44 35 20 75 – Investor Relations : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax 33 1 44 35 26 95

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: June 20, 2006	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer